UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

K-TECH SOLUTIONS COMPANY LIMITED

Unit A, 7/F, Mai On Industrial Building

17-21 Kung Yip Street, Kwai Chung

New Territories, Hong Kong

Tel: + 852 2741 3165

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Entry into a Strategic Joint Venture Agreement.

On February 26, 2026 , K-Mark Technology Ltd, a subsidiary of K-Tech Solutions Company Limited (the “Company”) incorporated in Hong Kong, entered into a strategic joint venture agreement and a supplemental joint venture agreement (together the “Joint Venture Agreements”) attached as Exhibit 10.1 and 10.2 herein, respectively, with Aurora AZ Energy Ltd. (“Aurora”), a company incorporated in Calgary, Canada, to form a joint venture to develop, own, finance, construct, operate and maintain crypto mining, artificial intelligence, and high-performance computing data centers. The joint venture will launch at Aurora’s flagship site in Alberta, where the partnership is structured across several phases that together establish a roadmap to deploy over 100MW and up to 500MW of IT capacity. The Company has issued a press release to announce the Joint Venture Agreement which is included as Exhibit 10.2 herein.

Mr. Kwok Yiu Wah, Chief Financial Officer and Chairman of the Board of Directors of the Company, is a director of Aurora and holds a 40% ownership interest in Aurora.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Joint venture agreement
10.2	Supplemental joint venture agreement
10.3	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K-TECH SOLUTIONS COMPANY LIMITED

Date: March 16, 2026	By:	/s/ Kwok Yiu Keung
	Name:	Kwok Yiu Keung
	Title:	Chief Executive Officer and Director

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